Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - August 2019

Mumbai, September 5, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for August 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		AUG 2018	AUG 2019	AUG 2018	AUG 2019	AUG 2018	AUG 2019
Micro	NANO	9	0	10	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	12528	4496	12014	4187	88	61
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	4790	2315	5122	2275	149	72
UV2	SAFARI, HARRIER	508	325	515	718	12	33
UV3	ARIA, HEXA	859	219	759	136	1	1
V1	MAGIC EXPRESS	0	31	0	0	0	0
V2	ACE MAGIC, MAGIC IRIS	2087	287	1903	74	40	97
N1- A1	ACE, ACE EX, ACE Zip	13275	8429	13476	8941	813	616
N1- A2	Super ACE, TATA207, XENON, Winger DV	4875	3374	3950	2141	726	747
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	508	601	372	25	14	1
M2- A2	Winger 14 seats, SFC407, CityRide	222	356	248	687	41	44
N2- A1	SFC407, LPT407	1057	589	2116	1267	175	163
N2- A2	SFC709, LPT709	1356	1110	509	304	161	54
N2- A3	LPT9109	1184	367	1442	914	337	107
N2- A4	LPT1109	1011	493	1193	667	443	127
M3- A2	LP709, SFC410, LP410	303	234	771	464	74	88
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	142	263	522	512	121	128
M3- C2	LPO1512, LPO1612, Starbus, Divo	487	387	642	488	244	140
N3- A1	LPT1613, LPK1616, SK1613	4512	1660	1567	1257	1374	321
N3- B1(a)	LPT2518, LPK2518	3530	1461	3448	1639	488	227
N3- B1(b)	LPT3118	5537	2100	4750	1755	48	26
N3- B2(b)	LPS3518. LPS3015, LPS3516	440	55	436	146	44	139
N3- B2(d)	LPS4018, LPS4023	1096	106	1222	295	56	2
N3- B2(e)	LPS4928	1296	251	1292	248	29	9

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars,

utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.